Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”)
Suite 2300
200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

March 19, 2008

Item 3.	News Release

A news release relating to the material change described in this report was issued on March 19, 2008.

Item 4.	Summary of Material Changes

On March 19, 2008, NovaGold announced that it was offering approximately US$100 million aggregate principal amount of its convertible senior notes due 2015 (“Notes”) in the United States and Canada pursuant to a preliminary prospectus supplement to its base shelf prospectus dated April 16, 2007. NovaGold granted the underwriter an option to purchase up to an additional approximately US$15 million of Notes during the period ending 30 days from the closing of the offering to cover over-allotments, if any.

Item 5.	Full Description of Material Change

Item 5.1	Full Description of the Material Change

NovaGold offered approximately US$100 million aggregate principal amount of its Notes due 2015 in the United States and Canada, and granted the underwriter an option to purchase up to an additional approximately US$15 million of Notes during the period ending 30 days from the closing of the offering to cover over- allotments, if any.

J.P. Morgan Securities Inc. was the underwriter for the offering.

The Notes will have a semi-annual cash interest coupon to be determined at pricing and will be convertible into the Company’s common shares at a conversion price to be determined. Subject to the satisfaction of certain conditions, the Company may, in lieu of delivery of common shares upon conversion of all or a portion of the Notes, elect to pay cash or a combination of cash and common shares. The Notes will not be redeemable by the Company prior to maturity, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. Holders of the Notes may require the Company to repurchase for cash all or a portion of their Notes in 2013 at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest. In addition, if the Company experiences specified types of fundamental changes, it will be required to offer to repurchase for cash all of the outstanding Notes at a price equal to 100% of the principal amount of the Notes to be repurchased plus any accrued and unpaid interest.

The net proceeds from the offering will be used to repay the approximately C$16 million currently drawn down under the Company’s C$30 million short-term credit facility, to fund general exploration and development on the Company’s projects, and for general corporate purposes.

A registration statement relating to these securities was filed with and declared effective by the United States Securities and Exchange Commission, and the base shelf prospectus and preliminary prospectus supplement relating to these securities was filed with each of the provincial securities regulatory authorities in Canada other than Quebec.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change described in this report and may be contacted by any of the Securities Commissions with respect to the change:

Robert J. (Don) MacDonald
Senior Vice-President and Chief Financial Officer
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

March 28, 2008